As filed with the Securities and Exchange Commission on May 2, 2001
Securities Act File No. 333-54884

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM N-14 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No. ___	[ ]
Post-Effective Amendment No. 1 (Check appropriate box or boxes) 	[X]

Mercury HW Variable Trust

(Exact Name of Registrant as Specified in its Charter)

(800) 236-4479 (Area Code and Telephone Number)

725 S. Figueroa Street, Suite 4000 Los Angeles, California 90017-5400
Address of Principal Executive Offices: (Number, Street, City, State, Zip Code)

Turner Swan, Esq. Mercury HW Variable Trust 725 S. Figueroa Street, Suite 4000 Los Angeles, California 90017-5400 (Name and Address of Agent for Service)

Copies to:
Leonard B. Mackey, Jr., Esq. CLIFFORD CHANCE ROGERS & WELLS LLP 200 Park Avenue New York, NY 10166	Michael J. Hennewinkel, Esq. MERRILL LYNCH INVESTMENT MANAGERS, L.P. P.O. Box 9011 Plainsboro, NJ 08543-9011

Approximate Date of Proposed Public Offering: As soon as practicable after the Registration Statement becomes effective under the Securities Act of 1933.

Title of Securities Being Registered: Shares of Beneficial Interest, No Par Value.

No filing fee is required because of reliance on Section 24(f) under the Investment Company Act of 1940, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

This Post-Effective Amendment consists of the following:

(1)	Facing Sheet of the Registration Statement.

(2)	Part C to the Registration Statement (including signature page).

Parts A and B are incorporated herein by reference from Pre-Effective Amendment No. 1 to this Registration Statement (File No. 333-54884) filed on March 16, 2001.

This amendment is being filed solely to file as Exhibit No. 12 to this Registration Statement the Opinion pertaining to tax matters.

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PART C OTHER INFORMATION

Item 15. Indemnification.

Reference is made to Section 12 of Article SEVENTH of Registrant’s Declaration of Trust.

Insofar as the conditional advancing of indemnification monies for actions based upon the Investment Company Act of 1940 may be concerned, such payments will be made only on the following conditions: (i) the advances must be limited to amounts used, or to be used, for the preparation or presentation of a defense to the action, including costs connected with the preparation of a settlement; (ii) advances may be made only upon receipt of a written promise by, or on behalf of, the recipient to repay that amount of the advance which exceeds that amount to which it is ultimately determined that he is entitled to receive from the Registrant by reason of indemnification; and (iii)(a) such promise must be secured by a surety bond, other suitable insurance of an equivalent form of security which assures that any repayments may be obtained by the Registrant without delay or litigation, which bond, insurance or other form of security must be provided by the recipient of the advance, or (b) a majority of a quorum of the Registrant’s disinterested, non-party trustees, or an independent legal counsel in a written opinion, shall determine, based upon a review of readily available facts, that the recipient of the advance ultimately will be found entitled to indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer, or controlling person of the Registrant and the principal underwriter in connection with the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits

Exhibit Number			Description
1	(a)	—	Declaration of Trust.(1)
	(b)	—	Amended and Restated Certificate of Designation.(2)
2		—	By-Laws.(1)
3		—	Not Applicable.
4		—	Form of Agreement and Plan of Reorganization between the Registrant, on behalf of Mercury HW International Value VIP Portfolio, and Merrill Lynch Variable Series Funds, Inc., on behalf of Merrill Lynch International Equity Focus Fund (included as Exhibit I to the Proxy Statement and Prospectus contained in this Registration Statement).
5		—	Not Applicable.
6	(a)	—	Amended and Restated Investment Advisory Agreement relating to the Mercury HW Large Cap Value VIP Portfolio.(2)
	(b)	—	Amended and Restated Investment Advisory Agreement relating to the Mercury HW International Value VIP Portfolio.(2)
	(c)	—	Amended and Restated Investment Advisory Agreement relating to the Mercury Low Duration VIP Portfolio.(2)
	(d)	—	Amended and Restated Investment Advisory Agreement relating to the Mercury Total Return Bond VIP Portfolio.(2)
	(e)	—	Amended and Restated Sub-advisory Agreement relating to the Mercury HW International Value VIP Portfolio.(2)
7		—	Distribution Agreement.(3)
8		—	Not Applicable.
9		—	Custodian Agreement with Brown Brothers Harriman & Co.(2)

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Exhibit Number			Description
10		—	Not Applicable.
11		—	Opinion and Consent of Sullivan & Worcester LLP, counsel to the Registrant.(2)
12		—	Opinion pertaining to tax matters.
13		—	Not Applicable.
14	(a)	—	Consent of independent auditors for the Registrant.(4)
	(b)	—	Consent of independent auditors for International Equity Focus Fund of Merrill Lynch Variable Series Funds, Inc. (4)
15		—	Not Applicable.
16		—	Power of Attorney (included on the signature page of the Registration Statement on Form N-14 of the Registrant, filed on February 2, 2001).
17	(a)	—	Prospectus dated May 1, 2000, as supplemented on July 13, 2000 and January 19, 2001, of the Mercury HW International Value VIP Portfolio, and Statement of Additional Information dated May 1, 2000, of the Registrant.(2)
	(b)	—	Prospectus dated April 4, 2000 of the Merrill Lynch International Equity Focus Fund, as supplemented on December 8, 2000, and Statement of Additional Information dated June 29, 2000, as supplemented on December 8, 2000 and January 8, 2001, of Merrill Lynch Variable Series Funds, Inc.(2)
	(c)	—	Annual Report to Shareholders of the Mercury HW International Value VIP Portfolio, as of December 31, 2000.(4)
	(d)	—	Annual Report of the International Equity Focus Fund of Merrill Lynch Variable Series Funds, Inc., as of December 31, 2000.(4)
	(e)	—	Form of Proxy.(2)

(1)	Incorporated by reference to the Registrant’s Registration Statement on Form N-1A filed on April 1, 1997 (File No. 333-24349).
(2)	Incorporated by reference to the corresponding Exhibit to the Registrant’s Registration Statement on Form N-14 filed on February 2, 2001 (File No. 333-54884).
(3)	Incorporated by reference to Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-1A filed on January 28, 1998 (File No. 333-24349).
(4)	Incorporated by reference to the corresponding Exhibit to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 filed on March 16, 2001 (File No. 333-54884).

Item 17. Undertakings.

(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through use of a prospectus which is part of this Proxy Statement and Prospectus by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of securities at that time shall be deemed to be the initial bona fide offering of them.

(3) The Registrant undertakes to file, by post-effective amendment, either a copy of the Internal Revenue Service private letter ruling applied for or an opinion of counsel as to certain tax matters, within a reasonable time after receipt of such ruling or opinion.

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SIGNATURES

 As required by the Securities Act of 1933, this Amendment to Registration Statement has been signed on behalf of the Registrant, in the City of Los Angeles and State of California on May 2, 2001.

	MERCURY HW VARIABLE TRUST (Registrant) BY: /s/ NANCY D. CELICK Nancy D. Celick, President

As required by the Securities Act of 1933, this Amendment to Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

* Nancy D. Celick		President (Principal Executive Officer)

* Donald C. Burke		Treasurer (Principal Financial and Accounting Officer)

* Robert L. Burch III		Trustee

* John A.G. Gavin		Trustee

* Joe Grills		Trustee

* Nigel Hurst-Brown		Trustee

* Madeleine A. Kleiner		Trustee

* Richard R. West		Trustee

By:	/s/ NANCY D. CELICK Nancy D. Celick, Attorney-in-fact		May 2, 2001

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EXHIBIT INDEX

Exhibit Number		Description
12	—	Opinion pertaining to tax matters.

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